SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )(1)


                            O'REILLY AUTOMOTIVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    686091109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G/A-07/99)

CUSIP No.686091109                  13G/A


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*



________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.686091109                    13G/A

O'Reilly Automotive, Inc.
________________________________________________________________________________
Item 1(a).  Name of Issuer:

233 S. Patterson Ave.
Springfield, MO 65802
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:


Charles H. O'Reilly, Jr.
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

233 S. Patterson Ave.
Springfield, MO 65802
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

USA
________________________________________________________________________________
Item 2(c).  Citizenship:

Common Stock
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

686091109
________________________________________________________________________________
Item 2(e).  CUSIP Number:


NOT APPLICABLE
________________________________________________________________________________
Item 3.

________________________________________________________________________________
Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    1,758,561

     (b)  Percent of class:             3.4%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote    1,694,016

          (ii)  Shared power to vote or to direct the vote     64,545

          (iii) Sole power to dispose or to direct the disposition of  1,694,016

          (iv)  Shared power to dispose or to direct the disposition of   64,545

CUSIP No.686091109                  13G/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
________________________________________________________________________________
Item 5. Ownership of Five Percent or Less of a Class.


NOT APPLICABLE
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


NOT APPLICABLE
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


NOT APPLICABLE
________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group.


NOT APPLICABLE
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.



________________________________________________________________________________
Item 10.  Certifications.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 14, 2001
                                        ----------------------------------------
                                                        (Date)




                                        /s/Charles H. O'Reilly, Jr.
                                        ----------------------------------------
                                                      (Signature)


                                        Charles H. O'Reilly, Jr.
                                        Vice Chairman of Board of Directors
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


EDGARLink 7.0 (8/00) Ver. 3.1